                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _______________________

                                  SCHEDULE 13D


                               (Amendment No. 3)

                             _______________________

                   Under the Securities Exchange Act of 1934

                       RAMTRON INTERNATIONAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   7519010
                                (CUSIP Number)

            NTC Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.

                   c/o David J. Beckman, Liquidating Trustee
                           PriceWaterhouseCoopers LLP
                      200 East Randolph Drive, Suite 7600
                            Chicago, Illinois 60601
                                  312/540-1500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 28, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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      CUSIP No. 75190710
                                                                   Page 2 of 6
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  1   NAME OF REPORTING PERSON
      NTC Liquidating Trust as defined in the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint
      Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM. (a)

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
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  3   SEC USE ONLY
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  4   SOURCE OF FUNDS
      00
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                                     [ ]
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Colorado
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                                         7      SOLE VOTING POWER
                                                                      7,583,083
              NUMBER OF          -----------------------------------------------
               SHARES                    8      SHARED VOTING POWER
            BENEFICIALLY                                                  0
              OWNED BY           -----------------------------------------------
                EACH                     9      SOLE DISPOSITIVE POWER
              REPORTING                                               7,583,083
               PERSON            -----------------------------------------------
                WITH                    10      SHARED DISPOSITIVE POWER
                                                                          0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      7,583,083
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

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  13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  12%
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  14  TYPE OF REPORTING PERSON 00
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     The initial Schedule 13D of the NTC Liquidating Trust filed on November 5, 1997 and amended on December 5, 1997 and June 17, 1998 is hereby further amended as follows:

     The amount of shares of Common Stock initially owned directly by the NTC Liquidating Trust is 4,528,174; after acquiring 93,693 shares on or about May 28, 1998, as required by the Settlement Agreement Regarding Claim of Westinghouse Electric Corporation annexed hereto as Exhibit 5 and incorporated herein by reference the NTC Liquidating Trust owned directly 4,621,867 shares.


     Items 2 through 7 of the initial Schedule 13D of the NTC Liquidating Trust filed on November 5, 1997 and amended on December 5, 1997 and June 17, 1998 are hereby further amended and restated in their entirety as follows:

ITEM 2. IDENTITY AND BACKGROUND


     This Schedule 13D is being filed by the NTC Liquidating Trust as defined in the Second Amended Plan of Reorganization (the "Plan") for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM., a Colorado trust (the "NTC Liquidating Trust"), as the beneficial owner of 4,621,867 shares of Common Stock and the beneficial holder of Warrants for 2,961,216 shares of Common Stock. On or about May 28, 1998, the NTC Liquidating Trust acquired 93,693 shares of Common Stock from the Benton Liquidating Trust, an entity administered by the trustee of the NTC Liquidating Trust, as required by the Settlement Agreement Regarding Claim of Westinghouse Electric Corporation annexed as Exhibit 5 and incorporated herein by reference.



     The United States Bankruptcy Court for the District of Colorado has confirmed the Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM (the "Plan"). Pursuant to the Plan and as of August 31, 1997 (the "Effective Date"), among other things, 4,528,174 shares of Common Stock in Ramtron have been transferred to the NTC Liquidating Trust. The Plan annexed as Exhibit 2 and the NTC Liquidating Trust Agreement annexed as Exhibit 3 to Schedule 13D filed on November 5, 1997, and amended on December 5, 1997, are incorporated herein by reference.



     The principal business of the NTC Liquidating Trust is to liquidate assets for the benefit of holders of Allowed Claims, as defined in the Plan. The principal business address and address of the principal office of the NTC Liquidating Trust is David J. Beckman, Liquidating Trustee, c/o PriceWaterhouseCoopers LLP, 200 East Randolph Drive, Suite 7600, Chicago, IL 60601. The beneficiaries of the NTC Liquidating Trust are listed on Exhibit 1 to Schedule 13D filed on November 5, 1997 and amended on December 5, 1997, and incorporated herein by reference, subject to allowance of such entities' claims against the Debtor.



     The name, citizenship, business address, and present principal occupation of the Liquidating Trustee of the NTC Liquidating Trust are set forth on
Schedule I to Schedule 13D filed on November 5, 1997 and amended on December 5, 1997, and incorporated herein by reference.


     Neither the NTC Liquidating Trust nor the Liquidating Trustee listed on
Schedule I during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


     Under the Plan, as described in Item 2, the NTC Liquidating Trust became entitled to receive 4,528,174 shares of Common Stock in Ramtron. In addition, under the Plan, the NTC Liquidating Trust became the holder of currently-exercisable warrants at a price of $4.15 per share for 2,961,216 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION


The NTC Liquidating Trust became entitled to receive 4,528,174 shares of Common Stock in the manner described in Item 3 above, and currently-exercisable warrants for 2,961,216 shares of Common Stock. Except as described below, the NTC Liquidating Trust has no plans or proposals that would result in (1) the acquisition by any person of additional securities of Ramtron or the disposition of securities of Ramtron; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Ramtron or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of Ramtron or any of its subsidiaries; (4) any change in the present board of directors or management of Ramtron, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Ramtron; (5) any material change in the present capitalization or dividend policy of Ramtron; (6) any other material change in the business or corporate structure of Ramtron; (7) changes in the charter, by-laws or instruments corresponding thereto of Ramtron, or other actions which may impede the acquisition of control of Ramtron by any person; (8) any class of securities of Ramtron being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) any class of equity securities of Ramtron becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (10) any action similar to any of those enumerated above. The NTC Liquidating Trust, however, reserves its right to change its plans or intentions at any time and to take any and all actions that it deems appropriate to maximize the value of its investment including, among other things, from time to time increasing or decreasing the number of shares of Common Stock by acquiring additional shares, or by disposing of all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The NTC Liquidating Trust intends to review its investment in Ramtron on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting Ramtron, the general business and future prospects of Ramtron, other investment and business opportunities available to the NTC Liquidating Trust, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in Ramtron. Ultimately, the Liquidating Trustee will distribute proceeds of the Common Stock to the beneficiaries of the NTC Liquidating Trust.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


     (a) The NTC Liquidating Trust beneficially owns 7,583,083 shares of Common Stock through its ownership of 4,621,867 shares of Common Stock (of which 703,317 shares are subject to a lien in favor of Union Bank of Switzerland and the terms of the put and call agreements specified in the Settlement Agreement approved by the Court on August 18, 1997, annexed to Amendment No. 2 filed on June 17, 1998 and incorporated into the Plan), and currently-exercisable warrants for 2,961,216 shares of Common Stock (of which warrants for 165,000 shares are subject to a lien in favor of Kernkraftwerk Liebstadt AG, Kernkraftwerk Goesgen-Daeniken AG and Nordostschweizerische Kraftwerke AG (collectively, The "Swiss Utilities"), and the Swiss Utilities shall receive the proceeds from the sale of the warrants for 165,000 shares, if and when sold, pursuant to the Plan). Such shares constitute approximately 12% of the
63,389,216 shares of Common Stock   estimated to be outstanding as of May 14,
1999 (includes 60,428,000 shares of Common Stock estimated to be outstanding as of May 14, 1999 and 2,961,216 shares of Common Stock attributable to the warrants held by the NTC Liquidating Trust).



     (b) The NTC Liquidating Trust, through its ownership of 4,621,867 shares of Common Stock and certain warrants, may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of 7,583,083 shares of Common Stock.


     (c) During the past 60 days, the NTC Liquidating Trust has not effected any transactions relating to the Common Stock.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


     The trustee for the NTC Liquidating Trust is also the trustee for the Benton Liquidating Trust, an entity that owns 1,745,928 shares in Ramtron. Because the same trustee administers the NTC Liquidating Trust and the Benton Liquidating Trust, the two trusts could be considered a group for purposes of
Section 13D. The NTC Liquidating Trust, however, disclaims that it and the Benton Liquidating Trust are a group for purposes of Section 13D. Of the 4,621,867 shares of Common Stock owned by the NTC Liquidating Trust, 703,317 are subject to a lien in favor of Union Bank of Switzerland and the terms of the put and call agreements specified in the Settlement Agreement approved by the Court on August 18, 1997, annexed to Amendment No. 2 and incorporated herein by reference, as described in the Plan (Exhibit 2 to Schedule 13D filed on November 5, 1997 and amended on December 5, 1997, and incorporated herein by reference) and the NTC Liquidating Trust Agreement (Exhibit 3 to Schedule 13D filed on November 5, 1997 and amended on December 5, 1997 and incorporated herein by reference). Of the warrants held by the NTC Liquidating Trust, warrants for 165,000 shares are subject to a lien in favor of the Swiss Utilities, and the Swiss Utilities shall receive the proceeds from the sale of the warrants for 165,000 shares, if and when sold, pursuant to the Plan. The NTC Liquidating Trust does not have any contract, arrangement, understanding, or relationship with any other person with respect to any security of Ramtron, other than as described in the Schedule 13D filed on November 5, 1997, as amended, or exhibits hereto.






ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.     Description
-----------     -----------
1.              List of beneficiaries of the NTC Liquidating Trust.*

2.              Second Amended Plan of Reorganization for the Jointly
                Administered Debtors of CSI Enterprises, Inc., Energy Fuels,
                Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco
                Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.*

3.              NTC Liquidating Trust Agreement, as amended.*

4.              Settlement Agreement approved by the Court on August 18, 1997.*

5.              Settlement Agreement Regarding Claim of Westinghouse Electric
                Corporation.


* Previously filed.

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.



Dated:  May 19, 1999


                                    NTC Liquidating Trust as defined in the
                                    Second Amended Plan of Reorganization for the Jointly Administered Debtors of CSI Enterprises, Inc., Energy Fuels, Ltd., Oren Lee Benton, Energy Fuels Exploration Company, Nuexco Trading Corporation and Energy Fuels Mining Joint Venture, pending in the United States Bankruptcy Court for the District of Colorado, administered under Case No. 95-11642-CEM.


                                    By: /s/ David J. Beckman
                                        ---------------------------------------
                                        David J. Beckman, not individually, but
                                        solely as Liquidating Trustee